Interim report for the period from 1 January to 30 June 2008

RECEIVED
2008 SEP -3 P 12:33
FICE OF INTERNATIONAL
CORPORATE FINANCE

08004709

KRONES AG
(File No. ~~82-3821~~)
082-03871

Q2.2008

SUPPL



PROCESSED
SEP 05 2008
THOMSON REUTERS

KRONES

		Jan–June 2008	Jan–June 2007	Change
Sales	€ m	1,204.9	1,053.9	14.3%
New orders at 30 June, including Lifecycle Service	€ m	1,242.5	1,109.5	12.0%
Orders on hand at 30 June, including Lifecycle Service	€ m	928.4	802.3	15.7%
Capital expenditures	€ m	38.1	37.6	1.3%
Employees at 30 June				
Worldwide		9,874	9,292	6.3%
Germany		8,017	7,617	5.3%
Earnings per share *	€	1.98	1.49	32.9%
EBITDA	€ m	115.8	95.9	20.8%
EBIT	€ m	91.8	73.7	24.6%
EBT	€ m	91.8	75.7	21.3%
Earnings after taxes	€ m	62.4	47.6	31.1%
Cash flow, gross**	€ m	86.4	69.8	23.8%

Figures adjusted for stock split
* diluted/undiluted
** net income + depreciation

Dear shareholders and friends of KRONES,

The outlook for the global economy has deteriorated over the past several months. Mortgage and financial crises, rising oil and energy prices, and inflation are putting immense pressure on the economy. More and more economists are revising their growth forecasts downward, not only in the US but also in Germany and the rest of Europe. Companies are also lowering their sales and earnings targets for 2008.

But KRONES is far from doing that. Our business has developed strongly in the first six months of 2008 and the outlook remains bright. This is thanks in large part to the fact that demand for packaged beverages and foods continues to increase in line with the number of people around the world seeking a prosperous lifestyle, even in weaker economic cycles.

But our good fortune is not merely a matter of being in the right industry. Together with our employees, we have worked very hard to earn our unique position, steadily improving both our products and processes over the years. Our goal is to continue to distinguish ourselves from the competition and to keep business going as strong as in the first half of 2008.

Sales rose 14.3% to €1,204.9m in the reporting period. Earnings before taxes (EBT) were up 21.3% to €91.8m. With new orders up 12%, we are confident that we will achieve our sales and earnings targets for 2008.

Volker Kronseder	Hans-Jürgen Thaus
Chairman of the Executive Board	Deputy Chairman of the Executive Board

KRONES share is faring better than the market

The world's stock markets suffered considerable losses in the first half of 2008. The downturn was triggered by bad news from the financial sector, which has been hit hard by the mortgage crisis and credit crunch. The fact that the economic outlook – and therefore companies' profits outlook – has continued to deteriorate over the past few months has brought share prices down even further.

KRONES share in H1 2008


60.00
58.00
56.00
54.00
52.00
50.00
48.00
46.00
44.00
42.00
January
February
March
April
May
June
KRONES share
MDAX (indexed)

The KRONES share price was down only slightly in the first half. The MDAX was hit much harder.

Germany's DAX blue-chip index lost more than 20% from January to June. The MDAX mid-cap index lost 8% in the same period.

The KRONES share fared far better, closing June at €54.35 for a loss of only 1.2% from the start of the year. The company's strong results and our comprehensive investor relations activities have had a positive impact on our share's performance, despite a difficult market environment.

KRONES held its annual shareholders' meeting on 18 June 2008. All of the resolutions proposed were adopted by a large majority, including a dividend of €0.70 per share (previous year: €0.53). This marks the ninth consecutive dividend increase.



THE KRONES SHARE

Economic environment

Economic worries are growing

The economies of most of the world's industrialised nations are currently in a weak period due to the global repercussions of the credit and mortgage crises and the sharp rise in energy and food prices.

Several factors have been weighing heavily on the global economy over the past months. The credit and mortgage debacle and rising oil prices have hampered economic growth.

Escalating inflation is weighing heavily on European economies. Real estate crises are further slowing economic activity in countries like Spain and the UK. The European Central Bank raised its key interest rate in July in an effort to stave off inflation and has not ruled out further rate hikes. Such hikes would put an additional, back-loaded, strain on economic activity. Economists have already lowered their growth forecasts for the euro area for the coming year.

In Germany, the latest data on industrial output and exports as well as confidence indicators suggest that the economic slump could last longer than expected. GDP growth is expected to pass the 2% mark in 2008. But economists are predicting only 1.3% GDP growth for 2009.

For the US, economists are holding out hope that things will pick up again in 2009 since interest rates there remain low. High growth rates in Central and Eastern Europe as well as China and India are expected to buoy the global economy in 2008. All told, global economic growth will likely be around 4.1% in 2008 (previous year: 4.9%).

Machinery sector is losing momentum

After an unusually long period of very rapid growth, Germany's machinery sector slowed considerably in 2008. Apart from a generally weak economy, a strong euro made it more difficult for export-driven German machinery manufacturers to do business. In some months, new orders were down sharply compared with a year earlier. From January to May 2008, order intake was up 6% compared with the previous year. That means the industry is well on its way to matching the German Engineering Federation (VDMA) forecast of 5% output growth for 2008. In 2007, output increased by 11%.

KRONES differs from most machinery manufacturers in that demand for our machinery is not very susceptible to cyclical fluctuations. We benefit from the general increase in prosperity in the world's emerging economies.

New orders in Germany's machinery sector, price-adjusted index, 2005 basis = 100


150
140
130
120
110
100
90
80
70
60
Smoothed, seasonally adjusted indexes
2003
2004
2005
2006
2007
2008
Germany
Rest of world
KRONES

Sources: VDMA, KRONES AG

While the German machinery sector is subject to economic cycles, order intake at KRONES AG has been rising steadily.

Revenues up 14.3%

Despite the slowing global economy, KRONES continued to grow considerably in the first half of 2008. Sales climbed around 14.3% year-on-year to €1,204.9m. Our position as a full-service supplier that can cover our customers' entire value chain was one factor driving our growth. KRONES benefits from the rising demand for turnkey projects worldwide, as customers increasingly want to source every aspect of their bottling plant, from beverage production to goods distribution, from a single vendor.

First-half sales growth at KRONES was well above our target corridor of 5% – 10%. As a full-service supplier, we are benefiting from the fact that customers increasingly want a single vendor to provide for all of their needs.

Plastics technology accounted for a major portion of sales in the first six months of 2008. KRONES is the world's leading supplier of machinery and lines for producing and filling containers made of PET (polyethylene terephthalate). In the years ahead, PET will likely continue to gain market share at the expense of other packaging materials like glass and cans. Both water and beer are increasingly being bottled in PET. In the second quarter of 2008, revenues were up 11.1% compared with April to June of 2007, to €609.7m.

Exports outside Europe top 50% for the first time

The markets in China and the Asia/Pacific and Middle East/Africa sales regions developed very dynamically in the first half of this year. Sales in China nearly tripled, from €28.8m to €82.8m. The country's rapid economic growth has prompted international beverage companies to expand capacities there. KRONES is focusing on high-end technologies for Chinese producers, such as cold aseptic beverage filling lines. Sales in China now account for 6.7% of consolidated sales (previously 2.7%).

In Europe, sales were up 2.5% to €575.5m. Although sales developed well in most of Western and Eastern Europe, they were down slightly in Germany. This is due in part to invoice timing. We expect business in Germany to pick up over the course of the year. KRONES also felt the effects of the weak US economy. However, thanks to a large increase in sales in South America, total sales in the Americas region were down only 2.8% to €211.4m.

Revenues in the Middle East/Africa sales region are developing very dynamically. This positive trend is due in part to the improved economic situation in many countries of Africa and to the fact that large international beverage companies are expanding capacities in this market. Our sales here are divided equally among breweries bottling in glass and soft drink and water plants bottling in PET.


KRONES GROUP sales, in €m
1 Jan – 30 June
770.4
820.7
920.4
1,053.9
1,204.9
2004
2005
2006
2007
2008


KRONES GROUP sales, in €m
1 April – 30 June
387.0
416.2
468.8
548.9
609.7
2004
2005
2006
2007
2008


Europe 47.8%
China 6.7%
Americas 17.6%
Asia/Pacific 9.7%
Russia/CIS 7.4%
Middle East/Africa 10.8%

Sales 1 Jan – 30 June 2008: € 1,204.9m


Europe 53.3%
China 2.7%
Americas 20.6%
Asia/Pacific 5.7%
Russia/CIS 7.6%
Middle East/Africa 10.1%

Sales 1 Jan – 30 June 2007: € 1,053.9m

New orders and orders on hand

Largest order in the company's history

New orders for January through June were up 12.0% year-on-year to €1,242.5m. Demand for our machines and lines, primarily PET bottling lines, was exceptionally high in Asia during the reporting period. China and Vietnam in particular sent major orders our way.

New orders exceeded sales revenues in the first half of 2008. This comfortable orders cushion is the basis for continued growth.

However, it was a customer in Africa that placed the biggest order in the first half of 2008 – and our company's history – valued at around €95m. SABMiller commissioned KRONES in May 2008 to build three complete breweries in Angola, Tanzania, and Mozambique. In addition, we will expand one of SABMiller's existing plants in Uganda. The fact that KRONES is able to deliver the entire range of products and services from a single source was key to our winning this huge order. The fact that this is the largest order in our company's history confirms that expanding our involvement in process technology and internal logistics in order to optimise our customers' entire production process is the right strategy.

In the second quarter of 2008, new orders were up 15.0% year-on-year, from €552.4m to €635.2m. Another stand-out order for the months of April through June, besides the one from SABMiller, is a €40m contract from a brewery in Mauritius for a complete brewhouse and filtration technology installation.

Orders backlog grows to around €930m

At 30 June 2008, our orders backlog totalled €928.4m. That is up 15.7% from €802.3m a year ago. This large orders cushion serves as the basis for continued sales growth and offers improved planning security for 2008.

KRONES' growth is creating jobs

Our strong business position is reflected in the size of our workforce. At 30 June 2008, KRONES employed 9,874 people worldwide, of which 8,017 were in Germany. That means our team has grown by 582 people compared with the same time last year. Since the end of 2007 alone, KRONES has added 286 employees. At 30 June 2008, KRONES was training 381 young people.

Demand for our products is up sharply.

KRONES GROUP new orders, in €m
1 January – 30 June


1,242.5
1,109.5
941.9
837.9
784.9
2004
2005
2006
2007
2008

KRONES GROUP new orders, in €m
1 April – 30 June


635.2
552.4
453.4
396.4
379.2
2004
2005
2006
2007
2008

Our growing workforce also reflects our strong orders position.

KRONES employees worldwide
at 30 June


9,874
9,292
8,988
8,955
8,724
2004
2005
2006
2007
2008

KRONES GROUP orders on hand
at 30 June, in €m


928.4
802.3
712.1
666.3
629.2
2004
2005
2006
2007
2008

Profits up sharply

KRONES' after-tax earnings were up more than 30% in the first half.

Strong demand for packaging machinery for the food and beverage industries worldwide has ensured us stable price quality. Moreover, internal measures have helped to improve profitability at KRONES. One example is our WORK programme (World market leader, Optimisation, Rationalisation, Keeping it simple). The programme aim is to shape the entire value chain at KRONES in such a way as to make product development and all production processes more cost-effective. With WORK, we also want to ensure that we continue to grow profitably for the long term and do better than the competition even in more difficult economic times.

Earnings before taxes (EBT) rose 21.3% year-on-year in the first six months of 2008, to €91.8m. We have achieved our goal of increasing earnings more than proportionately to revenues. The EBT margin, the ratio of earnings before taxes to sales, advanced from 7.2% to 7.6%. For 2008 as a whole, our EBT margin was 7.1%.

Because KRONES has kept its production operations in Germany, we are among those companies currently benefiting heavily from the country's corporate income tax reform. In the first half of 2008, our tax rate declined from 37.1% in the first half of 2007 to 32.0%. As a result, after-tax earnings saw greater improvement than EBT. At €62.4m, after-tax earnings were up 31.1% year-on-year. Earnings per share rose from €1.49 to €1.98.

In the months of April through June 2008, KRONES generated earnings before taxes of €46.2m. That is 16.7% more than in the second quarter of 2007. The EBT margin widened from 7.2% to 7.6%. After-tax profit was up 28.3% to €31.7m and earnings per share rose from €0.77 to €1.00.

KRONES GROUP earnings before taxes (EBT)
in €m, 1 January – 30 June


59.3
53.5
60.2
75.7
91.8
2004
2005
2006
2007
2008

KRONES GROUP earnings before taxes (EBT)
in €m, 1 April – 30 June


31.8
24.2
29.7
39.6
46.2
2004
2005
2006
2007
2008

KRONES GROUP earnings after taxes
in €m, 1 January – 30 June


35.5
36.2
38.1
47.6
62.4
2004
2005
2006
2007
2008

KRONES GROUP earnings after taxes
in €m, 1 April – 30 June


19.0
18.8
19.0
24.7
31.7
2004
2005
2006
2007
2008

Report on earnings, cash flows, assets and liabilities

KRONES GROUP earnings structure, in € m

IFRS	2008	2007	Change
	1 Jan–30 June	1 Jan–30 June	
Sales revenues	1,204.9	1,053.9	14.3%
Changes in inventories of finished goods and work in progress	29.0	43.7	
Goods and services purchased	–639.8	–574.2	11.4%
Personnel expenses	–335.0	–300.5	11.5%
Other operating income (expenses) and own work capitalised	–143.3	–127.0	12.8%
EBITDA	**115.8**	**95.9**	**20.8%**
Depreciation, amortisation, and write-downs on non-current assets	–24.0	–22.2	8.1%
EBIT	**91.8**	**73.7**	**24.6%**
Financial income (expense)	0.0	2.0	
EBT	**91.8**	**75.7**	**21.3%**
Taxes on income	–29.4	–28.1	4.6%
Net income	**62.4**	**47.6**	**31.1%**

Analysis of the abridged income statement for the first half of 2008 clearly shows that key expenses grew at a considerably slower rate than sales revenues, which were up 14.3%. At €639.8m (previous year: €574.2m), expenses for goods and services purchased were up 11.4% year-on-year in the first six months of 2008. The ratio of this figure to total operating revenue declined from 52.3% to 51.9%. KRONES was able to react to the intensified situation on the commodity markets by optimising resource use.

Personnel expenses rose 11.4% to €335.0m (previous year: €300.5m). Nevertheless, the ratio of personnel expenses to total operating revenue decreased from 27.4% to 27.1%. KRONES employed temporary workers in the first quarter on an as-needed basis in order to react flexibly to shifts in demand. This also helped to lower the ratio of personnel costs to total operating revenue because expenses for temporary workers fall under goods and services purchased.

The negative balance of other operating income and expenses and own work capitalised increased by nearly one-third in the first quarter as invoice timing resulted in exceptionally high freight and travel costs. In the second quarter, the negative balance was slightly smaller than a year earlier. Thus, over the course of the year so far, the balance with relation to total operating revenues has settled back to a normal level. In the first half of 2008, the negative balance was –€143.3m, which is only 12.8% deeper in the red than the year-earlier balance of –€127.0m.

Earnings per share growth has picked up.


KRONES GROUP earnings per share, in €
1 January – 30 June
1.12
1.14
1.19
1.49
1.98
2004
2005
2006
2007
2008


KRONES GROUP earnings per share, in €
1 April – 30 June
0.60
0.59
0.60
0.77
1.00
2004
2005
2006
2007
2008

Cash flow

Consolidated cash flow statement, in € m

IFRS	1 Jan – 30 June 08	1 Jan – 30 June 07	Change in €m
EBT	**91.8**	**75.7**	**16.1**
Cash flow from operating activities	–21.0	–17.9	–3.1
Cash flow from investing activities	–37.3	–36.7	–0.6
Free cash flow	**–58.3**	**–54.6**	**–3.7**
Cash flow from financing activities	49.0	50.1	–1.1
Net change in cash and cash equivalents	–9.3	–4.5	–4.8
Change in cash and cash equivalents arising from exchange rates	–2.0	0.6	–2.6
Cash and cash equivalents at the beginning of the period	53.8	57.7	–3.9
Cash and cash equivalents at the end of the period	**42.5**	**53.8**	**–11.3**

Despite a sharp increase in net income for the period, cash flow from operating activities was down €3.1m year-on-year in the first six months of 2008 to –€21.0m. One reason for this decline is that turnkey lines now account for a larger share of our total business. Turnkey lines entail longer production lead times than individual machines, and that means larger inventories. An increase in receivables has also contributed to a build-up of working capital. The fact that income tax prepayments have risen from €8.4m to €21.8m also had a negative impact on cash flows from operating activities.

As of 30 June 2008, KRONES had invested €38.1m in property, plant and equipment and intangible assets. This is up slightly from the year-earlier level of €37.6m. A large portion of this money went into expanding the technology centre in Neutraubling, which we moved into at the start of this year. This second phase of construction is in preparation for the company's expected growth. Free cash flow declined from –€54.6m to –€58.3m.

In June, KRONES distributed a total of €22.1m in dividends to its shareholders (previous year: €16.8m). Since bonus payments to employees were also due in the second quarter of 2008, KRONES took out a short-term loan of €72.0m. The company has no other bank debt.

After accounting for changes arising from exchange rates, KRONES had cash and cash equivalents totalling €42.5m at 30 June 2008 (31 December 2007: €53.8m).

KRONES GROUP cash flow from operating activities, in €m, 1 January – 30 June



–20.6
–26.5
–42.8
–17.9
–21.0
2004
2005
2006
2007
2008

KRONES GROUP capital expanditures, in €m, 1 January – 30 June



13.5
30.1
36.2
37.6
38.1
2004
2005
2006
2007
2008

KRONES GROUP cash and cash equivalents, in € m, 1 January – 30 June



4.7
5.0
14.9
53.8
42.5
2004
2005
2006
2007
2008

Balance sheet structure

KRONES GROUP asset and capital structure, in € m

IFRS	30 June 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Non-current assets	489	475	430	403
of which property, plant and equipment, intangible assets, and financial assets	436	422	374	357
Current assets	1,311	1,209	1,042	880
of which cash and equivalents	43	54	58	57
Equity	746	708	629	572
Total debt	1,054	976	843	711
Non-current liabilities	152	155	147	155
Current liabilities	902	821	696	556
Total	**1,800**	**1,684**	**1,472**	**1,283**

The increase in business volume at KRONES has also increased the balance sheet total. At the end of June 2008, total assets were €1,800.3m. That is up 6.9% from the 2007 balance sheet date.

KRONES has a solid balance sheet structure. The equity ratio was around 41.4% at the end of June 2008.

The largest share of the group's property, plant and equipment, intangible assets, and financial assets, which total €435.7m, is in property, plant, and equipment (€357.9m). The fact that this balance sheet item is €8.7m higher than at the end of 2007 is due primarily to progress made in the construction of a second building at the Technology Centre in Neutraubling, Germany. All told, KRONES had noncurrent assets totalling €489.4m at 30 June 2008, around 3% more than at 31 December 2007.

Current assets were up 8.4% to €1,310.9m. This increase can be attributed to higher inventories as a result of invoice timing as well as trade receivables.

At the end of June 2008, the KRONES GROUP had non-current liabilities totalling around €152m. This is down slightly compared with the balance sheet date for 2007. Current liabilities, on the other hand, were up 9.8% from €821.4m to €902.2m since the company took out loans amounting to €72.0m to optimise financing.

At 30 June 2008, equity totalled €745.5m (31 December 2007: €708.0m). The equity ratio was down slightly from 42.0% to 41.4%. Thus, KRONES has maintained an exceptionally high equity ratio compared with its industry peers and has sufficient scope for investing in further growth.



Report from the segments

Sales by segment


Machines/lines
for product filling
and decoration
84.4% (€1,017.5m)
Machines/lines
for beverage production/
process technology
12.1% (€145.6m)
Machines/lines for
the low output range
(KOSME)
3.5% (€41.8m)

Sales 1 Jan – 30 June 2008: €1,204.9m


Machines/lines
for product filling
and decoration
84.5% (€890.2m)
Machines/lines
for beverage production/
process technology
11.9% (€125.8m)
Machines/lines for
the low output range
(KOSME)
3.6% (€37.9m)

Sales 1 Jan – 30 June 2007: €1,053.9m

Revenues saw double-digit growth in all three of KRONES' segments.

Our largest segment, »machines and lines for product filling and decoration,« increased sales 14.3% in the first half of 2008 to €1,017.5m (previous year: €890.2m). Our core segment's share of total sales was 84.4%. Demand for machines and lines for the production and filling of PET bottles remained strong during the reporting period. In Eastern Europe, one of our fastest-growing sales regions, beer is increasingly being bottled in PET. Consistently strong interest among international beverage companies in investing to build and expand capacities in Asia also boosted our growth.

Our »machines and lines for beverage production/process technology« segment experienced the sharpest jump in sales in the months from January through June 2008. Sales were up 15.7% year-on-year to €145.6m (previous year: €125.8m). The segment contributed 12.1% of consolidated sales (previous year: 11.9%). Several new beverage plants are being built in Asia and Africa. And KRONES is benefiting from this trend. Our high level of growth reaffirms our strategy of further expanding our involvement in process engineering. In particular, we want to increase our own value added with respect to components needed for the production of non-alcoholic beverages like juices. As one step in this direction, we began building our own fermenters and storage tanks at the start of this year. Previously, we had bought these components in from a third party.

Our smallest segment, »machines and lines for the low output range (KOSME),« grew its sales 10.3% from €37.9m to €41.8m during the reporting period. The segment's share of consolidated sales decreased slightly, from 3.6% to 3.5%.



Segment earnings

Our core segment's earning power improved further in the first half of 2008.

The sharp increase in sales in the »machines and lines for product filling and decoration« segment was not gained at the expense of margins. On the contrary, price quality remained good in the first half of 2008 thanks to the strong level of activity within the industry. Earnings before taxes (EBT) rose 17.6% year-on-year, from €76.3m to €89.7m. The EBT margin widened from 8.6% to 8.8%.

We achieved a considerable turnaround in our »machines and lines for beverage production/process technology« segment. EBT was up €4.4m in the first six months of 2008, from –€2.4m to €2.0m. One reason for this improvement is that our efforts to streamline processes are taking hold. However, at 1.4%, the EBT margin is still well below our target. In the long-term, the segment should be able to generate a margin of more than 5%. In order to achieve this, we want to push forward our own in-house production.

In our »machines and lines for the low output range (KOSME)« segment, earnings before taxes were down from €1.8m a year ago to €0.1m in the first half of 2008. However, we were able to get back in the black in the second quarter. At 31 March 2008, EBT was –€0.5m. For 2007 as a whole, the segment registered a pre-tax loss of €3.7m. This turnaround indicates that our actions are taking effect, including refocusing KOSME on offering its customers only standardised lines and stand-alone machines and not expensive prototypes. We expect our smallest segment to at least break even for 2008 as a whole.

Product filling and decoration		1 Jan to 30 June 2008	1 Jan to 30 June 2007
EBIT	€m	89.7	73.9
EBT	€m	89.7	76.3
EBT margin	%	8.8	8.6

Beverage production/process technology		1 Jan to 30 June 2008	1 Jan to 30 June 2007
EBIT	€m	1.9	–2.4
EBT	€m	2.0	–2.4
EBT margin	%	1.4	–1.9

KOSME		1 Jan to 30 June 2008	1 Jan to 30 June 2007
EBIT	€m	0.2	2.2
EBT	€m	0.1	1.8
EBT margin	%	0.2	4.8

EBT margin product filling and decoration, %, 1 January – 30 June


7.2
8.6
8.8
2006
2007
2008

Our core segment's margins have benefited from efforts to streamline processes.

EBT margin beverage production/process technology, %, 1 January – 30 June


–1,5
–1,9
1,4
2006
2007
2008

Margins will further improve in process engineering, an area we intend to expand.

EBT margin KOSME, %, 1 January – 30 June


6.7
4.8
0.2
2006
2007
2008

KRONES has taken measures to improve KOSME's profitability.

Risk report

Risk management system is always evolving

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor and control all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. Our risk management system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting an order. For orders that exceed a specified volume, we also conduct a multidimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES GROUP. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner.

Risk planning and management

We use the following tools to plan our business activities and control risk within our risk monitoring and control system: annual planning, medium-term planning, strategic planning, rolling forecasts, monthly and quarterly reports, capital expenditure planning, production planning, capacity planning, project controlling, accounts receivable management, exchange rate hedges, and insurance policies.

Threats

A detailed discussion of the risks faced by the company and a description of our risk management can be found in the Management Report beginning on p. 88 of our 2007 Annual Report. There have been no material changes with respect to the company's key risks for the second half of 2008 since the statements made in the annual report. There are no apparent risks that might jeopardize the KRONES GROUP's continuing existence.



For KRONES AG, sustainability management means using resources efficiently and prudently, identifying and managing risk, and ensuring that our actions are socially responsible. Steadily improving each of these aspects is a never-ending task for the company's management and for each and every employee. KRONES AG willingly accepts this responsibility because sustainable operations are essential to our company's continued evolution. That is why our sustainability strategy is systematically anchored in the company through standards that apply groupwide and an organisational structure that includes clearly defined responsibilities. The key here is to have uniform global standards, groupwide management tools, and regional programmes for concrete action work together effectively. This allows us to record progress and, where necessary, implement measures and actions that are optimally tailored to the challenges and priorities at hand. All of these tasks are handled by our CSR Committee.

enviro – creating added value sustainably

Since 2008, all measures taken at KRONES in the area of machine engineering and technology that conserve resources, offer our customers added value, and take into account the people working at the machines have been brought under one roof, which we call *enviro*. Economy, environment, and ergonomics are the cornerstones of the *enviro* programme, with which KRONES is underlining its commitment to being a responsible innovation leader worldwide.

With enviro, KRONES is making it possible to document and prove to our customers the environmental, economic, and ergonomic benefits of our machines and lines.

All new developments at KRONES will be aligned with enviro criteria. In addition, existing products will be optimised with respect to their sustainability. In the future, the *enviro* label will be affixed to KRONES machines that earn an *enviro* »passport.« The passport documents all important emissions and consumption values for our machines and lines, which will also be certified by an independent testing service. As a result, customers will receive accurate, precise, and transparent data that confirms the economic and environmental benefits of our products.

Executive Board expects new sales and earnings records in 2008

KRONES intends to keep growing faster than the market.

The markets that KRONES serves are growing at around 4% on average each year. In 2008 and beyond, we want not only to have a share in the general growth of the beverage market but also to gain additional market shares and tap into new market segments. As a full-service supplier, we are well poised to achieve this goal.

KRONES' aim is to increase sales revenues by 5–10% each year for the long term. The company will continue to systematically expand its range of products and services and strengthen its position as the market's technology leader. KRONES will use the growth potential available worldwide and grow faster than the market – despite increased economic uncertainties and a weak US dollar.

Given the strong first half of this year, the Executive Board expects sales growth in 2008 to be at the upper end of the forecast corridor and expects revenues to pass the €2.3bn mark. We want to further improve our pre-tax return on sales (EBT margin) in 2008. It was 7.1% in 2007. Our first-half EBT margin of 7.6% has us off to a good start in this direction. Since the company benefits from the reform of Germany's Corporate Income Tax Law, after-tax earnings will grow more steeply than earnings before taxes. Thus, KRONES is well on its way to achieving its ninth consecutive year of record sales and profits.

KRONES' growth corridor through 2015


5,000
4,000
3,000
2,000
Sales in €m
4,600
3,800
3,200
2007
2009
2011
2013
2015



KRONES GROUP consolidated interim financial statements

Consolidated balance sheet

Assets	30 June 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Intangible assets	62.3		58.4	
Property, plant and equipment	357.9		349.2	
Financial assets	15.5		14.5	
Property, plant and equipment, intangible assets, and financial assets	**435.7**		**422.1**	
Deferred tax assets	6.1		7.0	
Trade receivables	29.5		28.2	
Current tax receivables	15.6		15.6	
Other assets	2.5		2.3	
Non-current assets		**489.4**		**475.2**
Inventories	565.7		505.5	
Trade receivables	625.3		583.7	
Current tax receivables	2.7		4.3	
Other assets	74.7		61.5	
Cash and cash equivalents	42.5		53.8	
Current assets		**1,310.9**		**1,208.8**
Total		**1,800.3**		**1,684.0**

Equity and liabilities	30 June 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Equity		**745.5**		**708.0**
Provisions for pensions	77.5		75.2	
Deferred tax liabilities	12.6		10.9	
Other provisions	42.4		43.7	
Liabilities to banks	0.7		0.7	
Trade payables	0.0		0.1	
Other financial liabilities	11.9		15.9	
Other liabilities	7.5		8.1	
Non-current liabilities		**152.6**		**154.6**
Other provisions	125.4		110.5	
Provisions for taxes	30.7		25.2	
Liabilities to banks	72.0		0.1	
Advance payments received	283.3		286.0	
Trade payables	158.1		161.2	
Current tax liabilities	0.3		0.6	
Other financial liabilities	22.2		43.1	
Other liabilities and accruals	210.2		194.7	
Current liabilities		**902.2**		**821.4**
Total		**1,800.3**		**1,684.0**

Consolidated income statement

	2008 1 Jan–30 June in € m	2007 1 Jan–30 June in € m	Change in %
Sales revenues	**1,204.9**	**1,053.9**	**14.3**
Changes in inventories of finished goods and work in progress	29.0	43.7	
Total operating revenue	**1,233.9**	**1,097.6**	**12.4**
Goods and services purchased	−639.8	−574.2	11.4
Personnel expenses	−335.0	−300.5	11.5
Other operating income (expenses) and own work capitalised	−143.3	−127.0	12.8
Depreciation, amortisation, and write-downs on non-current assets	−24.0	−22.2	8.1
EBIT	**91.8**	**73.7**	**24.6**
Net financial income (expense)	0.0	2.0	
Earnings before taxes (EBT)	**91.8**	**75.7**	**21.3**
Taxes on income	−29.4	−28.1	4.6
Net income	**62.4**	**47.6**	**31.1**
Profit (loss) share of minority interests	0.0	0.5	
Profit (loss) share of shareholders of KRONES GROUP	62.4	47.1	
Earnings per share (diluted/basic) in €	1.98	1.49	

	2008 Q2 in € m	2007 Q2 in € m	Change in %
Sales revenues	**609.7**	**548.9**	**11.1**
Changes in inventories of finished goods and work in progress	23.6	10.3	
Total operating revenue	**633.3**	**559.2**	**13.3**
Goods and services purchased	−329.3	−286.1	15.1
Personnel expenses	−174.2	−151.5	15.0
Other operating income (expenses) and own work capitalised	−71.1	−72.6	−2.1
Depreciation, amortisation, and write-downs on non-current assets	−12.3	−11.2	9.8
EBIT	**46.4**	**37.8**	**22.8**
Net financial income (expense)	−0.2	1.8	
Earnings before taxes (EBT)	**46.2**	**39.6**	**16.7**
Taxes on income	−14.5	−14.9	−2.7
Net income	**31.7**	**24.7**	**28.3**
Profit (loss) share of minority interests	0.2	0.4	
Profit (loss) share of shareholders of KRONES GROUP	31.5	24.3	
Earnings per share (diluted/basic) in €	1.00	0.77	

Consolidated cash flow statement

	2008 6 months in € m	2007 6 months in € m
Earnings before taxes	**91.8**	**75.7**
Depreciation and amortisation	24.0	22.2
Increase in provisions	21.4	11.9
Deferred tax item changes recognised in income	2.8	3.7
Interest expenses and interest income	1.5	–1.2
Proceeds and losses from the disposal of non-current assets	–0.4	–0.2
Other non-cash income and expenses	–5.4	–3.9
Increase in inventories, trade receivables and other assets not attributable to investing or financing activities	–108.3	–99.1
Decrease in trade payables and other liabilities not attributable to investing or financing activities	–24.5	–17.8
Cash generated from operating activities	**2.9**	**–8.7**
Interest paid	–2.1	–0.8
Income taxes paid and refunds received	–21.8	–8.4
Cash flow from operating activities	**–21.0**	**–17.9**
Cash payments to acquire intangible assets	–11.7	–7.5
Proceeds from the disposal of intangible assets	0.2	0.1
Cash payments to acquire property, plant and equipment	–26.4	–30.1
Proceeds from the disposal of property, plant and equipment	0.9	0.4
Cash payments to acquire financial assets	–1.0	–0.1
Interest received	0.7	0.5
Cash flow from investing activities	**–37.3**	**–36.7**
Cash payments to company owners	–22.1	–16.8
Proceeds from new borrowing	71.9	67.1
Cash payments to pay lease liabilities	–0.8	–0.2
Cash flow from financing activities	**49.0**	**50.1**
Net change in cash and cash equivalents	–9.3	–4.5
Change in cash and cash equivalents arising from exchange rates	–2.0	0.6
Cash and cash equivalents at the beginning of the period	**53.8**	**57.7**
Cash and cash equivalents at the end of the period	**42.5**	**53.8**

Consolidated statement of changes in equity

	Parent company							Minority interests	Group equity
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity	Equity	
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2006	**26.9**	**103.7**	**362.6**	**–0.6**	**0.8**	**132.7**	**626.1**	**2.6**	**628.7**
Dividend payment (€0.53 per share)						–16.8	**–16.8**		**–16.8**
Consolidated net income H1 2007						47.0	**47.0**	0.6	**47.6**
Capital increase	13.1		–13.1				**0.0**		**0.0**
Allocation to retained earnings			30.0			–30.0	**0.0**		**0.0**
Currency differences				–6.0			**–6.0**		**–6.0**
Hedge accounting					–0.3		**–0.3**		**–0.3**
At 30 June 2007	**40.0**	**103.7**	**379.5**	**–6.6**	**0.5**	**132.9**	**650.0**	**3.2**	**653.2**
Consolidated net income H2 2007						55.7	**55.7**	–1.6	**54.1**
Allocation to retained earnings			30.2			–30.2	**0.0**		**0.0**
Currency differences				0.9			**0.9**		**0.9**
Changes in the consolidated group			–0.4				**–0.4**		**–0.4**
Hedge accounting					0.2		**0.2**		**0.2**
At 31 December 2007	**40.0**	**103.7**	**409.3**	**–5.7**	**0.7**	**158.4**	**706.4**	**1.6**	**708.0**
Dividend payment (€0.70 per share)						–22.1	**–22.1**		**–22.1**
Consolidated net income H1 2008						62.4	**62.4**	0.0	**62.4**
Allocation to retained earnings			32.0			–32.0	**0.0**		**0.0**
Currency differences				–4.1			**–4.1**		**–4.1**
Hedge accounting					1.3		**1.3**		**1.3**
At 30 June 2008	**40.0**	**103.7**	**441.3**	**–9.8**	**2.0**	**166.7**	**743.9**	**1.6**	**745.5**

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2008	2007	2008	2007	2008	2007	2008	2007
	6 months	6 months	6 months	6 months	6 months	6 months	6 months	6 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	1,017.5	890.2	145.6	125.8	41.8	37.9	1,204.9	1,053.9
EBIT	89.7	73.9	1.9	–2.4	0.2	2.2	91.8	73.7
Employees at 30 June*	8,678	8,067	537	541	490	478	9,705	9,086
Return on sales (ROS)**	8.8%	8.6%	1.4%	–1.9%	0.2%	4.8%	7.6%	7.2%
EBT	89.7	76.3	2.0	–2.4	0.1	1.8	91.8	75.7

* Consolidated group ** basis: EBT

Notes to the consolidated financial statements

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 June 2008 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 30 June 2008 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

The new LCS Centre KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa, and KRONES O.O.O., Moscow, Russian Federation, were added to the consolidated group during the reporting period.

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the Group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 June 2008	31 Dec 2007	2008	2007
US dollar	USD	1.578	1.472	1.531	1.329
British pound	GBP	0.793	0.735	0.775	0.675
Swiss franc	CHF	1.606	1.656	1.606	1.632
Danish krone	DKK	7.458	7.458	7.457	7.450
Canadian dollar	CAD	1.594	1.445	1.542	1.507
Japanese yen	JPY	166.330	165.100	160.510	159.490
Brazilian real	BRL	2.525	2.621	2.603	2.713
Chinese renminbi (yuan)	CNY	10.821	10.749	10.820	10.245
Mexican peso	MXN	16.241	16.038	16.264	14.537
Ukrainian hryvnia	UAH	7.154	7.425	7.666	6.438
Russian ruble	RUB	36.910	36.075	36.623	34.650
South African rand	ZAR	12.330	10.020	11.736	9.512

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

Research and development costs

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired during the reporting period.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as »cost«.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14 — 50
Technical equipment and machines	5 — 16
Furniture and fixtures and office equipment	3 — 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

Leases

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments.

The classes under IFRS 7 also include, pursuant to IAS 39, cash proceeds and liabilities from finance leases in addition to the categories listed above.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity.«

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES GROUP.

Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the Group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

Intrasegment transfers are conducted under the same conditions as transfers among third parties.

Intersegment revenues are negligible.

- **Standards and interpretations not applied early**

The following standards, interpretations, and amendments have been issued by the IASB and adopted by the European Union. However their application is not yet mandatory and they are not applicable to the interim consolidated financial statements of KRONES AG:

- IFRIC 11 – »IFRS 2 – Group and treasury share transactions«

- **Disclosure required by §37w (5) of the German Securities Trading Act (WpHG)**

The half-yearly financial statements and the interim management report have not been audited. Nor have they been reviewed under § 317 of the German Commercial Code (HGB).

Responsibility statement

- **Disclosure required by §37y of the German Securities Trading Act (WpHG) in conjunction with §37w (2) No.3 of the WpHG**

»To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the interim consolidated management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group over the remainder of the fiscal year.«

Volker Kronseder Chairman of the Executive Board	Hans-Jürgen Thaus Deputy Chairman of the Executive Board

Rainulf Diepold	Werner Frischholz	Christoph Klenk

Shareholdings

Name and location of the company	Share in capital held by KRONES AG, in %
□ neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
□ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
□ ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
□ MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
□ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
□ KRONES Nordic ApS, Holte, Denmark	100.00
□ SANDER HANSEN A/S, Holte, Denmark	100.00
□ KRONES S.A.R.L., Lyon, France	100.00
□ KRONES UK LTD., Bolton, UK	100.00
□ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
□ KRONES S.R.L., Garda (VR), Italy	100.00
□ KRONES Nederland b.v., Boskoop, Netherlands	100.00
□ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
□ KRONES Spólka z.o.o., Warsaw, Poland	100.00
□ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
□ KRONES O.O.O., Moscow, Russian Federation	100.00
□ KRONES Romania Prod. s.r.l., Bucharest, Romania	100.00
□ KRONES AG, Buttwil, Switzerland	100.00
□ KRONES Iberica, S.A., Barcelona, Spain	100.00
□ KRONES S.R.O., Prague, Czech Republic	100.00
□ KRONES Ukraine LLC, Kiev, Ukraine	100.00
□ MAINTEC Service eood, Sofia, Bulgaria	51.00
□ KOSME S.R.L., Roverbella, Italy	70.00
□ MAINTEC Service Ges.m.b.H, Dorf an der Pram, Austria	51.00
□ KRONES Surlatina s. a., Buenos Aires, Argentina	100.00
□ KRONES do BRAZIL LTDA., São Paulo, Brazil	100.00
□ KRONES S.A., São Paulo, Brazil	100.00
□ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
□ KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
□ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
□ KRONES Asia Ltd., Hong Kong, China	100.00
□ KRONES India Pvt. Ltd., Bangalore, India	100.00
□ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
□ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
□ KRONES Andina Ltda., Bogotá, Columbia	100.00
□ KRONES Korea Ltd., Seoul, Korea	100.00
□ KRONES Mex s. a. de c. v., Mexico City, Mexico	100.00
□ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
□ KRONES, Inc., Franklin, Wisconsin, USA	100.00
□ Maquinarias KRONES de Venezuela s. a., Caracas, Venezuela	100.00
□ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
□ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GRUPPE
KARLSBERG BRAUEREI GMBH
HOYER-GRUPPE

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative, managing director and treasurer of the IG METALL administrative office in Regensburg

Josef Weitzer**
Deputy Chairman of the Works Council

Executive Board

Volker Kronseder
Chairman
Personell Management and Social Affairs
Corporate Communications
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act

** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Glossary

Associated enterprises	See subsidiaries
Cash flow statement	Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year.
Corporate governance	Responsible corporate management and supervision that is oriented toward long-term value creation.
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
EBIT	Earnings before interest and taxes.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBT	Earnings before taxes.
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free cash flow	Financial figure that indicates the surplus of cash and cash equivalents (net income plus depreciation)
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRSS	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.
Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.
MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX.
Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Non-current assets	Assets not expected to be consumed, converted into cash, sold, or exchanged within the company's normal business cycle (usually 1 year).
Price/earnings (PE) ratio	The pe ratio is an important ratio for evaluating shares. It is calculated by dividing the share price by earnings per share. The lower the pe ratio, the better the value.
Return on equity	Ratio of net income to equity.
Return on equity before taxes	Ratio of earnings before taxes to average equity.
ROCE	Ratio of ebit to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before taxes to total capital.
ROS	Return on sales. Ratio of earnings before taxes to sales.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
Working capital	Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues.
XETRA trading system	Electronic stock market trading system.

KRONES AG
Investor Relations
Fax +49 9401 70-3786
E-mail investor-relations@krones.de
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Telephone +49 9401 7011-69


END